SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

Luokung Technology Corp
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G56981106
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G56981106	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ACUITAS CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP `(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	5	SOLE VOTING POWER 8,516,915.00
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,516,915.00
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,516,915.00
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.55%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G56981106	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	5	SOLE VOTING POWER 8,516,915.00
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,516,915.00
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,516,915.00
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.55%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G56981106	13G	Page 4 of 7 Pages

This Amendment No. 1 to Schedule 13G amends and restates the Schedule 13G filed on July 20, 2020 as follows:

Item 1(a).	Name of Issuer: LuoKung Technology Corp
Item 1(b).	Address of Issuer's Principal Executive Offices: B9-5，B9-6，B9-8，Block B， SOHO Phase II，No. 9，Guanghua Road，Chaoyang District，Beijing，China

Items 2(a), (b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Acuitas Capital, LLC (“Acuitas”) and Terren S. Peizer, as joint filers (collectively, the “Reporting Person").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this

Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities

Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 2120 Colorado Avenue, #230, Santa Monica, California 90404. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common Shares

Item 2(e).	CUSIP Number: G56981106

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: Amount beneficially owned: 8,516,915.00 common shares held by Acuitas.
(b)	Percent of Class: 3.55%, based on 239,845,000 common shares outstanding as of February 8, 2021.

(c)	Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote: 8,516,915.00

(ii)     shared power to vote or to direct the vote:

(iii)     sole power to dispose or to direct the disposition of: 8,516,915.00

(iv)     shared power to dispose or to direct the disposition of:

Item 5.

Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the common shares.

CUSIP No. G56981106	13G	Page 5 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. G56981106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 16, 2021

ACUITAS CAPITAL, LLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terren S. Peizer. Name: Terren S. Peizer

CUSIP No. G56981106	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Luokung Technology Corp. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 16, 2021

ACUITAS CAPITAL, LLC By: /s/ Terren S. Peizer Name: Terren S. Peizer Title: Managing Member /s/ Terren S. Peizer. Name: Terren S. Peizer